UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

EXPLANATORY NOTE

Reference is made to the Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission by the Company on November 20, 2023 regarding the results of the Company’s annual meeting for the fiscal year ended March 31, 2023 (the “Original Report”). Subsequent to the submission of the Original Report, the Company was informed that the voting amounts contained in the Original Report, as previously furnished by its proxy agent, were not the final ones. This amendment amends the Original Report by providing the final amount of votes cast under each matter submitted to a vote of security holders. In addition, the narrative of each proposal is revised to reflect the Cayman law element and the consistency to the meeting notice. Despite of the foregoing updates, the voting result under each proposal remains the same. The content in this report supersedes the Original Report in its entirety.

Submission of Matters to a Vote of Security Holders.

On November 16, 2023, the Company held its annual meeting of shareholders for its fiscal year ended March 31, 2023. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows.

1.	A proposal to approve, by way of ordinary resolution, the appointment of six directors to the Company’s board of directors (the “Board”) to hold office until the next annual meeting and until their successors are duly elected and qualified.

Director’s Name	Votes For	Votes Against
Lei Liu	13,870,101	1,201,330
Li Qi	13,870,101	1,201,330
Caroline Wang	13,858,701	1,212,730
Jiangliang He	13,858,847	1,212,584
Genghua Gu	13,858,702	1,212,729
Pingfan Wu	13,870,256	1,201,175

2.	A proposal, by way of ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.

For	Against	Abstain
14,024,569	1,045,127	1,735

3.	A proposal to approve, by way of ordinary resolution, that the Company effects a reverse stock split to the Company’s issued and outstanding ordinary shares, par value $0.012 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio up to one-for-twenty (1:20) (the “RS Ratio”) such that the number of authorized Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board in its discretion (“Share Consolidation”).

For	Against	Abstain
13,735,359	1,336,072	0

4.	A proposal to approve, by way of ordinary resolution, the authorised shares of the Company immediately after the Reverse Stock Split and the Share Consolidation under Proposal 3 increasing to 150,000,000 ordinary shares, with the authorised share capital increased accordingly (“Authorized Share Capital Increase”).

For	Against	Abstain
13,733,885	1,277,301	60,245

5.	A proposal to consider and approve, by way of special resolution, upon receipt of the approval of Proposals No.3 and No.4, and at an effective time and RS Ratio the Board determines are in the best interest of the Company, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended memorandum and articles of association of the Company being adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Memorandum and Articles, to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association.

For	Against	Abstain
13,775,485	1,230,061	65,885

6.	A proposal to approve, by way of ordinary resolution, the Third Amended and Restated 2010 Equity Incentive Plan.

For	Against	Abstain
13,734,623	1,329,122	7,686

Pursuant to the foregoing votes, (1) Lei Liu, Li Qi, Caroline Wang, Jiangliang He, Genghua Gu and Pingfan Wu were elected to serve as the Company’s directors to the Board to hold office until the next annual meeting and until their successors are duly elected and qualified; (2) YCM CPA, Inc. was ratified as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024; (3) the Company is authorized to effect a reverse stock split to the Company’s Ordinary Shares, by way of a consolidation at the RS Ratio up to 1:20, with such Reverse Stock Split at such time and date, if at all, as determined by the Board in its discretion; (4) the amount of the authorized shares of the Company immediately after the Reverse Stock Split and the Share Consolidation under Proposal 3 increases to 150,000,000 Ordinary Shares, with the authorised share capital increased accordingly; (5) at an effective time and RS Ratio the Board determines are in the best interest of the Company, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, the amendments and restatement of the Company’s Memorandum and Articles to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association, to the exclusion of the existing Memorandum and Articles; and (6) the Third Amended and Restated 2010 Equity Incentive Plan was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2023	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer